UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-33123

China Automotive Systems, Inc.*

(Exact name of registrant as specified in its charter)

No. 1 Henglong Road, Yu Qiao Development Zone

Shashi District, Jing Zhou City

Hubei Province, 434000

The People's Republic of China

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0. 0001 par value per share

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

Explanatory Note

* Effective September 11, 2025, China Automotive Systems, Inc., a Delaware corporation (the “Predecessor”), completed the redomicile merger (the “Redomicile Merger”) to reorganize itself as a Cayman Islands company, as contemplated by the agreement and plan of merger dated as of June 26, 2025 (the “Merger Agreement”) by and between the Predecessor and China Automotive Systems Holdings, Inc., an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of the Predecessor (the “Successor”). Pursuant to the Merger Agreement, each issued and outstanding share of the common stock of the Predecessor was converted into the right to receive one ordinary share of the Successor. Effective September 11, 2025, the Successor changed its name from China Automotive Systems Holdings, Inc. to China Automotive Systems, Inc. The Redomicile Merger constitutes a succession for purpose of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of the Predecessor under the Exchange Act, and does not affect the reporting obligations of the Successor under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, China Automotive Systems, Inc. (formerly known as China Automotive Systems Holdings, Inc.), as successor to China Automotive Systems, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 17, 2025	By	/s/ Hanlin Chen
		Name:	Hanlin Chen
		Title:	Chairman

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